Preliminary Pricing Supplement To prospectus dated November 16, 2023 and product supplement for knock-out notes dated November 16, 2023	Preliminary Pricing Supplement No. 722 Registration Statement Nos. 333-275587; 333-275587-01 Dated January 18, 2024; Rule 424(b)(2)

Structured Investments

Morgan Stanley Finance LLC
$

Capped Contingent Buffer Equity Notes Linked to the iShares® MSCI China ETF due February 5, 2025

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

General

•	The securities are designed for investors who seek an unleveraged return (subject to the Maximum Payment at Maturity of $1,350.50 per security) based on any appreciation of the iShares® MSCI China ETF and who anticipate that the Final Share Price will not be less than the Initial Share Price by more than 20%. Investors should be willing to forgo interest and dividend payments, and, if a Knock-Out Event occurs, meaning that the Final Share Price is less than the Initial Share Price by more than 20%, be willing to lose a significant portion or all of their principal.

•	Unsecured obligations of Morgan Stanley Finance LLC (“MSFL”), fully and unconditionally guaranteed by Morgan Stanley, maturing February 5, 2025†.

•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples thereof.

•	The securities are expected to price on or about January 18, 2024 and are expected to settle on or about January 23, 2024.

•	All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Terms

Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying Shares:	iShares® MSCI China ETF
Knock-Out Event:	A Knock-Out Event occurs if the Final Share Price has decreased, as compared to the Initial Share Price, by more than the Knock-Out Buffer Amount (that is, if the Final Share Price is less than the Knock-Out Price).
Knock-Out Buffer Amount:	20%
Knock-Out Price:	$29.44, which is 80% of the Initial Share Price
Payment at Maturity:	If a Knock-Out Event HAS NOT occurred, you will receive a cash payment at maturity per security equal to $1,000 plus a return equal to $1,000 times the greater of (i) the Contingent Minimum Return and (ii) the Underlying Share Return, subject to the Maximum Payment at Maturity. For additional clarification, please see “What is the Return on the Securities at Maturity Assuming a Range of Performance for the Underlying Shares?” beginning on page PS-3.
If a Knock-Out Event HAS occurred, you will receive a cash payment at maturity that will reflect the percentage depreciation in the Final Share Price from the Initial Share Price on a 1-to-1 basis. Under these circumstances, your payment at maturity per $1,000 principal amount security will be calculated as follows:
$1,000 + ($1,000 x Underlying Share Return).
Under these circumstances, the Payment at Maturity will be less than the principal amount of $1,000, and will represent a loss of more than 20%, and possibly all, of your investment.
Contingent Minimum Return:	0%
Maximum Payment at Maturity:	$1,350.50 per security (135.05% of the principal amount)
Share Closing Price:	On any day, the share closing price of one Underlying Share times the Adjustment Factor on such day
Underlying Share Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	$36.80, which is the Share Closing Price on January 17, 2024
Final Share Price:	The Share Closing Price on the Valuation Date.
Valuation Date:	January 31, 2025†
Adjustment Factor:	1.0, subject to adjustment in the event of certain events affecting the Underlying Shares
Maturity Date:	February 5, 2025†
Pricing Date:	January 18, 2024
Issue Date:	January 23, 2024 (3 business days after the Pricing Date)
Listing:	The securities will not be listed on any securities exchange.
Estimated value on the Pricing Date:	Approximately $973.60 per security, or within $25.00 of that estimate. See “Additional Terms Specific To The Securities” on page PS-2.
CUSIP / ISIN:	61771WQD3 / US61771WQD38

† Subject to postponement for non-trading days or in the event of a market disruption event as described under “Description of Notes—Postponement of Valuation Date(s) or Review Date(s)” in the accompanying product supplement for knock-out notes.

Investing in the securities involves a number of risks. See “Risk Factors” beginning on page S-23 of the accompanying product supplement for knock-out notes and “Selected Risk Considerations” beginning on page PS-8 of this preliminary pricing supplement.

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by a product supplement for knock-out notes) with the Securities and Exchange Commission, or SEC, for the offering to which this preliminary pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the product supplement for knock-out notes and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at .www.sec.gov. Alternatively, Morgan Stanley, MSFL, any agent or any dealer participating in this offering will arrange to send you the prospectus, the product supplement for knock-out notes and this preliminary pricing supplement if you so request by calling toll-free 1-800-584-6837.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this preliminary pricing supplement or the accompanying product supplement for knock-out notes and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (1)(2)	Proceeds to Us(3)
Per security	$1,000	$10	$990
Total	$	$	$
(1)	J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the securities. The placement agents will forgo fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from the Issuer or one of its affiliates that will not exceed $10 per $1,000 principal amount of securities.

(2)	Please see “Supplemental Plan of Distribution; Conflicts of Interest” in this preliminary pricing supplement for information about fees and commissions.

(3)	See “Use of Proceeds and Hedging” on page PS-14.

The agent for this offering, Morgan Stanley & Co. LLC (“MS & Co.”), is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental Plan of Distribution; Conflicts of Interest” below.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

References to “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Morgan Stanley	JPMorgan

January 18, 2024

Additional Terms Specific to the Securities

You should read this preliminary pricing supplement together with the prospectus dated November 16, 2023, as supplemented by the product supplement for knock-out notes dated November 16, 2023. This preliminary pricing supplement, together with the documents listed below, contain the terms of the securities and supersede all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement for knock-out notes, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

You may access these documents on the SEC website at .ww.w.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement for knock-out notes dated November 16, 2023: https://www.sec.gov/Archives/edgar/data/895421/000095010323016343/dp202685_424b2-epskonotes.htm

•	Prospectus dated November 16, 2023:

https://www.sec.gov/Archives/edgar/data/895421/000095010323016324/dp202356_424b2-base.htm

The original issue price of each security is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the Pricing Date will be less than $1,000. We estimate that the value of each security on the Pricing Date will be approximately $973.60, or within $25.00 of that estimate. Our estimate of the value of the securities as determined on the Pricing Date will be set forth in the final pricing supplement.

What goes into the estimated value on the Pricing Date?

In valuing the securities on the Pricing Date, we take into account that the securities comprise both a debt component and a performance-based component linked to the Underlying Shares. The estimated value of the securities is determined using our own pricing and valuation models, market inputs and assumptions relating to the Underlying Shares, instruments based on the Underlying Shares, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the securities?

In determining the economic terms of the securities, including the Contingent Minimum Return, the Knock-Out Price and the Maximum Payment at Maturity, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the securities would be more favorable to you.

What is the relationship between the estimated value on the Pricing Date and the secondary market price of the securities?

The price at which MS & Co. purchases the securities in the secondary market, absent changes in market conditions, including those related to the Underlying Shares, may vary from, and be lower than, the estimated value on the Pricing Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the securities are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the securities in the secondary market, absent changes in market conditions, including those related to the Underlying Shares, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the securities, and, if it once chooses to make a market, may cease doing so at any time.

What is the Return on the Securities at Maturity Assuming a Range of Performance for the Underlying Shares?

The following table and graph illustrate the hypothetical return at maturity on the securities. The “Return on Securities” as used in this preliminary pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount security to $1,000. The hypothetical returns set forth below reflect the Maximum Payment at Maturity of $1,350.50 per security and the Contingent Minimum Return of 0%, and assume an Initial Share Price of $40 and a Knock-Out Price of $32 (which is 80% of the hypothetical Initial Share Price). The actual Initial Share Price and Knock-Out Price are set forth on the cover of this document. The hypothetical returns set forth below are for illustrative purposes only and may not reflect the actual returns applicable to a purchaser of the securities. The numbers appearing in the table and graph below have been rounded for ease of analysis.

Final Share Price	Underlying Share Return	Return on Securities
$64.00	60.00%	35.05%
$60.00	50.00%	35.05%
$56.00	40.00%	35.05%
$54.02	35.05%	35.05%
$52.00	30.00%	30.00%
$48.00	20.00%	20.00%
$44.00	10.00%	10.00%
$42.00	5.00%	5.00%
$40.00	0.00%	0.00%
$38.00	-5.00%	0.00%
$36.00	-10.00%	0.00%
$34.00	-15.00%	0.00%
$32.00	-20.00%	0.00%
$30.00	-25.00%	-25.00%
$28.00	-30.00%	-30.00%
$24.00	-40.00%	-40.00%
$16.00	-60.00%	-60.00%
$8.00	-80.00%	-80.00%
$0.00	-100.00%	-100.00%

Securities Payoff Diagram

The Securities
The Underlying Shares
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Payment at Maturity on the Securities
$1,350.50
Maximum
Payment at
Maturity
$1,000 Principal
Amount
35.05%
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
Percentage Change in the Closing Price of the Underlying Shares

How it works

▪	Upside Scenario. If the Final Share Price is greater than the Initial Share Price, the investor would receive the $1,000 principal amount plus 100% of the appreciation of the Underlying Shares over the term of the securities, subject to the Maximum Payment at Maturity.

▪	Par Scenario. If the Final Share Price is less than or equal to the Initial Share Price but greater than or equal to the Knock-Out Price, the investor would receive the $1,000 principal amount.

▪	Downside Scenario. If the Final Share Price is less than the Knock-Out Price, the investor would receive an amount less than the $1,000 principal amount, based on a 1% loss of principal for each 1% decline in the Underlying Shares. Under these circumstances, the Payment at Maturity will be less than 80% of the principal amount per security. There is no minimum payment at maturity on the securities.

▪	If the Underlying Shares depreciate 70%, the investor would lose 70% of the investor’s principal and receive only $300 per security at maturity, or 30% of the principal amount.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the return on the securities set forth in the table on the previous page are calculated.

Example 1: A Knock-Out Event HAS NOT occurred, and the Share Closing Price increases from the Initial Share Price of $40 to a Final Share Price of $56. Because the Underlying Share Return of 40% would result in a payment at maturity that is greater than the Maximum Payment at Maturity, the investor receives only the Maximum Payment at Maturity of $1,350.50 per security.

Example 2: A Knock-Out Event HAS NOT occurred, and the Share Closing Price increases from the Initial Share Price of $40 to a Final Share Price of $44. Because the Underlying Share Return of 10% is greater than the Contingent Minimum Return of 0%, the investor receives a payment at maturity per $1,000 principal amount security, calculated as follows:

$1,000 + ($1,000 x 10%) = $1,100.00

Example 3: A Knock-Out Event HAS NOT occurred, and the Share Closing Price decreases from the Initial Share Price of $40 to a Final Share Price of $36. Because a Knock-Out Event has not occurred and the Final Share Price is less than the Initial Share Price by 10%, the investor receives the Contingent Minimum Return and therefore receives a payment at maturity per $1,000 principal amount security, calculated as follows:

$1,000 + ($1,000 x 0%) = $1,000

Example 4: A Knock-Out Event HAS occurred, and the Share Closing Price decreases from the Initial Share Price of $40 to a Final Share Price of $16. Because a Knock-Out Event has occurred, the investor receives an amount that is significantly less than the $1,000 principal amount, based on a 1% loss of principal for each 1% decline in the Underlying Shares, calculated as follows:

$1,000 + ($1,000 x -60%) = $400.00

Selected Purchase Considerations

•	CAPPED APPRECIATION POTENTIAL; NO GUARANTEED RETURN OF ANY PRINCIPAL — The securities provide the opportunity to participate in the appreciation of the Underlying Shares at maturity, subject to the Maximum Payment at Maturity. If a Knock-Out Event HAS NOT occurred, you will receive at maturity $1,000 plus a return equal to $1,000 times the greater of (i) the Contingent Minimum Return (which is 0%) and (ii) the Underlying Share Return, subject to the Maximum Payment at Maturity. However, if a Knock-Out Event HAS occurred, you will lose a significant portion or all of your investment, based on a 1% loss for every 1% decline in the Final Share Price, as compared to the Initial Share Price. Because the securities are our unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	EXPOSURE TO THE ISHARES® MSCI CHINA ETF — The iShares® MSCI China ETF is managed by iShares®, Inc. (“iShares”), a registered investment company that consists of numerous separate investment portfolios, including the iShares® MSCI China ETF. The iShares® MSCI China ETF is an exchange-traded fund that seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI China IndexSM (the “Share Underlying Index”). See “Information about the Underlying Shares” on page PS-15 of this preliminary pricing supplement.

•	TAX TREATMENT — You should review carefully the section entitled “United States Federal Taxation” in the accompanying product supplement for knock-out notes. There is uncertainty regarding the U.S. federal income tax consequences of an investment in the securities due to the lack of governing authority. Our counsel, Davis Polk & Wardwell LLP, is unable to render a definitive opinion on the tax treatment of the securities at this time as such opinion is dependent in part upon market conditions on the Pricing Date. However, under current law, and based on current market conditions, our counsel believes that it is at least reasonable to treat a security as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. Assuming this treatment of the securities is respected and subject to the discussion of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”) below, your gain or loss on the securities should be treated as long-term capital gain or loss if you have held the securities for more than one year, and short-term capital gain or loss otherwise, even if you are an initial purchaser of securities at a price that is below the principal amount of the securities.

Because the securities are linked to shares of an exchange-traded fund, although the matter is not clear, there is a substantial risk that an investment in the securities will be treated as a “constructive ownership transaction” under Section 1260 of the Code. If this treatment applies, all or a portion of any long-term capital gain recognized by you in respect of the securities could be recharacterized as ordinary income (in which case an interest charge will be imposed). Due to the lack of governing authority, our counsel is unable to opine as to whether or how Section 1260 of the Code applies to the securities. U.S. investors should read the section entitled “United States Federal Taxation—Tax Consequences to U.S. Holders—Tax Treatment of the Notes—Possible Application of Section 1260 of the Code” in the accompanying product supplement for knock-out notes for additional information and consult their tax advisers regarding the potential application of the “constructive ownership” rule.

The Internal Revenue Service (the “IRS”) or a court, however, may not respect this characterization or treatment of the securities, in which case the timing and character of any income or loss on the securities could be significantly and adversely affected. There is a risk that the IRS may seek to treat all or a portion of the gain on the securities as ordinary income. For example, there is a risk (which, depending on the market conditions on the Pricing Date, could be substantial) that the IRS could seek to recharacterize the securities as debt instruments. In that event, you would be required to accrue into income original issue discount on the securities every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the securities as ordinary income. The risk that financial instruments providing for buffers, triggers or similar downside protection features, such as the securities, would be recharacterized as debt is greater than the risk of recharacterization for comparable financial instruments that do not have such features. We do not plan to request a ruling from the IRS regarding the tax treatment of the securities, and the IRS or a court may not agree with the tax treatment described above.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these investments are or should be subject to the “constructive ownership” rule, as discussed above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

As discussed in the accompanying product supplement for knock-out notes, Section 871(m) of the Code, and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% (or a lower applicable treaty rate) withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities (each, an “Underlying

Security”). Subject to certain exceptions, Section 871(m) generally applies to securities that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations (a “Specified Security”). However, pursuant to an IRS notice, Section 871(m) will not apply to securities issued before January 1, 2025 that do not have a delta of one with respect to any Underlying Security. Based on the terms of the securities and current market conditions, we expect that the securities will not have a delta of one with respect to any Underlying Security on the Pricing Date. However, we will provide an updated determination in the final pricing supplement. Assuming that the securities do not have a delta of one with respect to any Underlying Security, our counsel is of the opinion that the securities should not be Specified Securities and, therefore, should not be subject to Section 871(m).

Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If withholding is required, we will not be required to pay any additional amounts with respect to the amounts so withheld.

You should consult your tax adviser regarding the treatment of the securities, including possible alternative characterizations, the potential application of the constructive ownership rule, the issues presented by the 2007 notice, the potential application of Section 871(m) and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax Treatment” and the section entitled “United States Federal Taxation” in the accompanying product supplement for knock-out notes, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the securities.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlying Shares or any of the component stocks of the MSCI China IndexSM. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement for knock-out notes dated November 16, 2023.

•	YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The terms of the securities differ from those of ordinary debt securities in that we do not guarantee to pay you any of the principal amount of the securities at maturity and do not pay you interest on the securities. If a Knock-Out Event has occurred, you will be fully exposed to the depreciation in the Final Share Price as compared to the Initial Share Price on a 1-to-1 basis. If a Knock-Out Event has occurred, the Payment at Maturity on each security will be significantly less than the principal amount of the securities, and, consequently, the entire principal amount of your investment is at risk.

•	THE SECURITIES DO NOT PAY INTEREST — Unlike ordinary debt securities, the securities do not pay interest and do not guarantee any return of principal at maturity.

•	YOUR APPRECIATION POTENTIAL IS LIMITED — The appreciation potential of the securities will be limited by the Maximum Payment at Maturity. The Payment at Maturity will never exceed the Maximum Payment at Maturity, even if the Final Share Price is substantially greater than the Initial Share Price.

•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Underlying Shares or securities composing the MSCI China IndexSM would have.

•	THE SECURITIES ARE SUBJECT TO OUR CREDIT RISK, AND ANY ACTUAL OR ANTICIPATED CHANGES TO OUR CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE SECURITIES – You are dependent on our ability to pay all amounts due on the securities at maturity, and therefore you are subject to our credit risk. If we default on our obligations under the securities, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the securities prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the securities.

•	AS A FINANCE SUBSIDIARY, MSFL HAS NO INDEPENDENT OPERATIONS AND WILL HAVE NO INDEPENDENT ASSETS – As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

•	THERE ARE RISKS ASSOCIATED WITH INVESTMENTS IN SECURITIES LINKED TO THE VALUE OF FOREIGN (AND ESPECIALLY EMERGING MARKETS) EQUITY SECURITIES. The Underlying Shares track the performance of the Share Underlying Index, which is linked to the value of foreign (and especially emerging markets) equity securities. Investments in securities linked to the value of foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies. The prices of securities issued in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. In addition, the stocks included in the Share Underlying Index and that are generally tracked by the Underlying Shares have been issued by companies in various emerging markets countries, which pose further risks in addition to the risks associated with investing in foreign equity markets generally. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources, self-sufficiency and balance of payment positions between countries.

•	THE PRICE OF THE UNDERLYING SHARES IS SUBJECT TO CURRENCY EXCHANGE RISK. Because the price of the Underlying Shares is related to the U.S. dollar value of the stocks included in the Share Underlying Index, holders of the securities will be exposed to currency exchange rate risk with respect to each of the currencies in which such component securities trade. Exchange rate movements for a particular currency are volatile and are the result of numerous factors including the supply of, and the demand for, those currencies, as well as relevant government policy, intervention or actions, but are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to the relevant region. An investor’s net exposure will depend on the extent to which the currencies of the component securities strengthen or weaken against the U.S. dollar and the relative weight of each currency. If, taking into account such weighting, the dollar strengthens against the currencies of the component securities represented in the Share Underlying Index, the price of the Underlying Shares will be adversely affected and the payment at maturity on the securities may be reduced.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	the balance of payments; and

•	the extent of governmental surpluses or deficits in the countries represented in the Share Underlying Index and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries represented in the Share Underlying Index and the United States and other countries important to international trade and finance.

•	There are risks associated with investments in securities, such as the securities, linked to China A-shares — The component securities held by the Underlying Shares have been issued by mainland Chinese companies that trade on mainland Chinese exchanges, and the Underlying Shares are therefore subject to the risks of investing in mainland China. These risks include, among others, (a) more frequent (and potentially widespread) trading suspensions and government interventions with respect to Chinese issuers, resulting in lack of liquidity and/or price volatility, (b) currency revaluations and other currency exchange rate fluctuations or blockages, (c) the nature and extent of intervention by the Chinese government in the Chinese securities markets (including both direct and indirect market-stabilization efforts, which may affect valuations of Chinese companies), whether or not such intervention will continue and the impact of such intervention or its discontinuation, (d) the risk of nationalization or expropriation of assets, (e) the risk that the Chinese government may decide not to continue to support economic reform programs, (f) limitations on the use of brokers (or action by the Chinese government that discourages brokers from serving international clients), (g) higher rates of inflation, (h) greater political, economic and social uncertainty, (i) higher market volatility caused by any potential regional territorial conflicts or natural disasters, (j) the risk of increased trade tariffs, embargoes and other trade limitations, (k) restrictions on foreign ownership, (l) custody risks associated with investing through programs to access the Chinese securities markets, (m) both interim and permanent market regulations, which may affect the ability of certain stockholders to sell Chinese securities when it would otherwise be advisable, and (n) different and less stringent financial reporting standards.

The component securities held by the Underlying Shares are China A-shares. A-shares are equity securities issued by companies incorporated in mainland China and traded in Chinese renminbi on the Shenzhen and Shanghai Stock Exchanges. A-shares are subject to regulation by Chinese authorities, including regulations that limit the amount of shares of equity securities that may be held, or transacted in, by foreign investors. These regulations may adversely affect the price of A-shares. A-shares may be less liquid and subject to greater volatility, including as a result of actions by the Chinese government, than securities trading on international exchanges outside of mainland China.

•	GOVERNMENTAL REGULATORY ACTIONS, SUCH AS SANCTIONS, COULD ADVERSELY AFFECT YOUR INVESTMENT IN THE SECURITIES — Governmental regulatory actions, including, without limitation, sanctions-related actions by the U.S. or a foreign government, could prohibit or otherwise restrict persons from holding the securities or the component securities of the Underlying Shares, or engaging in transactions in them, and any such action could adversely affect the value of the Underlying Shares or the securities. These regulatory actions could result in restrictions on the securities and could result in the loss of a significant portion or all of your initial investment in the securities, including if you are forced to divest the securities due to the government mandates, especially if such divestment must be made at a time when the value of the securities has declined.

•	Adjustments to the Underlying Shares or to the MSCI CHINA INDEXSM could adversely affect the value of the securities — As the investment adviser to the iShares® MSCI China ETF, BlackRock Fund Advisors (the “Investment Advisor”), seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Share Underlying Index. Pursuant to its investment strategy or otherwise, the Investment Advisor may add, delete or substitute the stocks composing the iShares® MSCI China ETF. Any of these actions could adversely affect the price of the Underlying Shares and, consequently, the value of the securities. MSCI Inc. (“MSCI”) is responsible for calculating and maintaining the Share Underlying Index. MSCI can add, delete or substitute the stocks underlying the Share Underlying Index that could affect the value of the Share Underlying Index and, consequently, the price of the Underlying Shares and the value of the securities.

•	THE PERFORMANCE AND MARKET PRICE OF THE UNDERLYING SHARES, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE WITH THE PERFORMANCE OF THE SHARE UNDERLYING INDEX, THE PERFORMANCE OF THE COMPONENT SECURITIES OR THE NET ASSET VALUE PER SHARE OF THE UNDERLYING SHARES — The Underlying Shares do not fully replicate the Share Underlying Index and may hold securities that are different than those included in the Share Underlying Index. In addition, the performance of the Underlying Shares will reflect additional transaction costs and fees that are not included in the calculation of the Share Underlying Index. All of these factors may lead to a lack of correlation between the performances of the Underlying Shares and the Share Underlying Index. In addition, corporate actions (such as mergers and spin-offs) with respect to the equity securities underlying the Underlying Shares may impact the variance between the performances of the Underlying Shares and the Share Underlying Index. Finally, because the shares of the Underlying Shares are traded on an exchange and are subject to market supply and investor demand, the market price of one share of the Underlying Shares may differ from the net asset value per share of the Underlying Shares.

In particular, during periods of market volatility, or unusual trading activity, trading in the securities underlying the Underlying Shares may be disrupted or limited, or such securities may be unavailable in the secondary market. Under these circumstances, the liquidity of the Underlying Shares may be adversely affected, market participants may be unable to calculate accurately the net asset value per share of the Underlying Shares, and their ability to create and redeem shares of the Underlying Shares may be disrupted. Under these circumstances, the market price of shares of the Underlying Shares may vary substantially from the net asset value per share of the Underlying Shares or the level of the Share Underlying Index.

For all of the foregoing reasons, the performance of the Underlying Shares may not correlate with the performance of the Share Underlying Index, the performance of the component securities of the Share Underlying Index or the net asset value per share of the Underlying Shares. Any of these events could materially and adversely affect the price of the shares of the Underlying Shares and, therefore, the value of the securities. Additionally, if market volatility or these events were to occur on the Valuation Date, the calculation agent would maintain discretion to determine whether such market volatility or events have caused a market disruption event to occur, and such determination would affect the payment at maturity of the securities. If the calculation agent determines that no market disruption event has taken place, the payment at maturity would be based solely on the published closing price per share of the Underlying Shares on the Valuation Date, even if the Underlying Shares are underperforming the Share Underlying Index or the component securities of the Share Underlying Index and/or trading below the net asset value per share of the Underlying Shares.

•	The antidilution adjustments do not cover every event that could affect the shares of the iShares® MSCI China ETF — MS & Co., as calculation agent, will adjust the adjustment factor for certain events affecting the shares of the iShares® MSCI China ETF. However, the calculation agent will not make an adjustment for every event that could affect the shares of the iShares® MSCI China ETF. If an event occurs that does not require the calculation agent to adjust the adjustment factor, the market price of the securities may be materially and adversely affected.

•	THE RATE WE ARE WILLING TO PAY FOR SECURITIES OF THIS TYPE, MATURITY AND ISSUANCE SIZE IS LIKELY TO BE LOWER THAN THE RATE IMPLIED BY OUR SECONDARY MARKET CREDIT SPREADS AND ADVANTAGEOUS TO US. BOTH THE LOWER RATE AND THE INCLUSION OF COSTS ASSOCIATED WITH ISSUING, SELLING, STRUCTURING AND HEDGING THE SECURITIES IN THE ORIGINAL ISSUE PRICE REDUCE THE ECONOMIC TERMS OF THE SECURITIES, CAUSE THE ESTIMATED VALUE OF THE SECURITIES TO BE LESS THAN THE ORIGINAL ISSUE PRICE AND WILL ADVERSELY AFFECT SECONDARY MARKET PRICES– Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the securities in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-

related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the securities in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the securities less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the securities are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the securities in the secondary market, absent changes in market conditions, including those related to the Underlying Shares, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

•	THE ESTIMATED VALUE OF THE SECURITIES IS DETERMINED BY REFERENCE TO OUR PRICING AND VALUATION MODELS, WHICH MAY DIFFER FROM THOSE OF OTHER DEALERS AND IS NOT A MAXIMUM OR MINIMUM SECONDARY MARKET PRICE – These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the securities than those generated by others, including other dealers in the market, if they attempted to value the securities. In addition, the estimated value on the Pricing Date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your securities in the secondary market (if any exists) at any time. The value of your securities at any time after the date of this document will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “Many economic and market factors will impact the value of the securities” below.

•	LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. Morgan Stanley & Co. LLC (“MS & Co.”) may, but is not obligated to, make a market in the securities and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the securities, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Since other broker-dealers may not participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. As calculation agent, MS & Co. may make certain determinations that may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events or calculation of the Share Closing Price in the event of a market disruption event. These potentially subjective determinations may adversely affect the payout to you at maturity, if any. For further information regarding these types of determinations, see “Description of Notes—General Terms of Notes—Some Definitions,” “Description of Notes—General Terms of Notes —Postponement of Valuation Date(s) or Review Date(s),” “—Alternate Exchange Calculation in case of an Event of Default,” “—Discontinuance of Any ETF Shares and/or Share Underlying Index; Alteration of Method of Calculation” and related definitions in the accompanying product supplement. We will not have any obligation to consider your interests as a holder of the securities in taking any corporate action that might affect the value of the Underlying Shares and the value of the securities. In addition, MS & Co. has determined the estimated value of the securities on the Pricing Date.

•	HEDGING AND TRADING ACTIVITY BY OUR AFFILIATES COULD POTENTIALLY ADVERSELY AFFECT THE VALUE OF THE SECURITIES — One or more of our affiliates and/or third-party dealers have carried out, and will continue to carry out, hedging activities related to the securities (and to other instruments linked to the Underlying Shares or the Share Underlying Index), including trading in the Underlying Shares and in other instruments related to the Underlying Shares or the Share Underlying Index. As a result, these entities may be unwinding or adjusting hedge positions during the term of the securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Valuation Date approaches. Some of our affiliates also trade the Underlying Shares or the stocks that constitute the Share Underlying Index and other financial instruments related to the Share Underlying Index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to January 17, 2024 could have increased the Initial Share Price, and, therefore, could have increased the price at or above which the Underlying Shares must close on the Valuation Date so that investors do not suffer a significant loss on their initial investment in the securities. Additionally, such hedging or trading activities during the term of the securities, including on the Valuation Date, could adversely affect the Share Closing Price of the Underlying Shares on the Valuation Date, and, accordingly, the amount of cash an investor will receive at maturity, if any.

•	THE OFFERING OF THE SECURITIES MAY BE TERMINATED BEFORE THE PRICING DATE — If we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the securities as an “open transaction” for U.S. federal income tax purposes, the offering of the securities will be terminated.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES — In addition to the value of the Underlying Shares on any day (especially in relation to the Knock-Out Price), the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the price, especially in relation to the Knock-Out Price, and the actual or expected volatility of the Underlying Shares;

•	the time to maturity of the securities;

•	the dividend rates on the Underlying Shares and the common stocks underlying the Share Underlying Index;

•	interest and yield rates in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price that you will receive if you sell your securities prior to maturity. For example, you may have to sell your securities at a substantial discount from the stated principal amount if a Knock-Out Event is likely to ultimately occur in light of the then-current value of the Underlying Shares.

You cannot predict the future performance of the Underlying Shares based on their historical performance. We cannot guarantee that a Knock-Out Event will not occur so that you will not lose a significant portion or all of your investment, or that the Underlying Share Return will be positive so that you will receive at maturity an amount greater than the principal amount of the securities. You can review the historical prices of the Underlying Shares in “Historical Information” below.

Additional Terms of the Securities

Terms used but not defined in this preliminary pricing supplement are defined in the product supplement for knock-out notes or in the prospectus.

Share Underlying Index

MSCI China IndexSM

Share Underlying Index Publisher

MSCI Inc. or any successor thereof

Issuer Notice to Registered Security Holders, the Trustee and the Depositary:

In the event that the Maturity Date is postponed due to postponement of the Valuation Date, the issuer shall give notice of such postponement and, once it has been determined, of the date to which the Maturity Date has been rescheduled (i) to each registered holder of the securities by mailing notice of such postponement by first class mail, postage prepaid, to such registered holder’s last address as it shall appear upon the registry books, (ii) to the trustee by facsimile confirmed by mailing such notice to the trustee by first class mail, postage prepaid, at its New York office and (iii) to The Depository Trust Company (the “depositary”) by telephone or facsimile confirmed by mailing such notice to the depositary by first class mail, postage prepaid. Any notice that is mailed to a registered holder of the securities in the manner herein provided shall be conclusively presumed to have been duly given to such registered holder, whether or not such registered holder receives the notice. The issuer shall give such notice as promptly as possible, and in no case later than (i) with respect to notice of postponement of the Maturity Date, the business day immediately preceding the scheduled Maturity Date and (ii) with respect to notice of the date to which the Maturity Date has been rescheduled, the business day immediately following the actual Valuation Date.

The issuer shall, or shall cause the calculation agent to, (i) provide written notice to the trustee and to the depositary of the amount of cash, if any, to be delivered with respect to each stated principal amount of the securities, on or prior to 10:30 a.m. (New York City time) on the business day preceding the Maturity Date, and (ii) deliver the aggregate cash amount due with respect to the securities, if any, to the trustee for delivery to the depositary, as holder of the securities, on the Maturity Date.

Additional Information About the Securities

Use of Proceeds and Hedging

The proceeds from the sale of the securities will be used by us for general corporate purposes. We will receive, in aggregate, $1,000 per security issued, because, when we enter into hedging transactions in order to meet our obligations under the securities, our hedging counterparty will reimburse the cost of the Agent’s commissions. The costs of the securities borne by you and described on page PS-2 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the securities.

On or prior to January 17, 2024, we hedged our anticipated exposure in connection with the securities by entering into hedging transactions with our affiliates and/or third party dealers. We expect our hedging counterparties to have taken positions in stocks of the Underlying Shares and in futures and/or options contracts on the Underlying Shares or any component stocks of the Share Underlying Index listed on major securities markets. Such purchase activity could have increased the price of the Underlying Shares on January 17, 2024, and therefore could have increased the price at or above which the Underlying Shares must close on the Valuation Date so that investors do not suffer a significant loss on their initial investment in the securities. In addition, through our affiliates, we are likely to modify our hedge position throughout the term of the securities, including on the Valuation Date, by purchasing and selling the stocks constituting the Underlying Shares, futures or options contracts on the Underlying Shares or component stocks of the Share Underlying Index listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities. As a result, these entities may be unwinding or adjusting hedge positions during the term of the securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Valuation Date approaches. We cannot give any assurance that our hedging activities will not affect the price of the Underlying Shares, and, therefore, adversely affect the price of the securities or the payment you will receive at maturity, if any.

Historical Information

The following graph sets forth the historical performance of the iShares® MSCI China ETF based on the daily historical closing prices of the Underlying Shares from January 1, 2019 through January 17, 2024. The closing price of the Underlying Shares on January 17, 2024 was $36.80. We obtained the closing prices of the Underlying Shares below from Bloomberg Financial Markets, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices of the Underlying Shares should not be taken as an indication of future performance, and no assurance can be given as to the Share Closing Prices on the Valuation Date. We cannot give you any assurance that the Share Closing Price will increase or that a Knock-Out Event will not occur.

Historical Performance of the iShares® MSCI China ETF

Information about the Underlying Shares

The iShares® MSCI China ETF. The iShares® MSCI China ETF is an exchange-traded fund that seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI China IndexSM. The iShares® MSCI China ETF is managed by iShares, a registered investment company that consists of numerous separate investment portfolios, including the iShares® MSCI China ETF. Information provided to or filed with the Securities and Exchange Commission (the “Commission”) by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Commission file numbers 033-97598 and 811-09102, respectively, through the Commission’s website at www.sec.gov. In addition, information may be obtained from other publicly available sources. We make no representation or warranty as to the accuracy or completeness of such information. The Underlying Shares are listed on the NYSE Arca Exchange under the ticker symbol “MCHI UW.”

This preliminary pricing supplement relates only to the securities offered hereby and does not relate to the Underlying Shares. We have derived all disclosures contained in this preliminary pricing supplement regarding iShares from the publicly available sources described in the preceding paragraph. In connection with the offering of the securities, neither we nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to iShares. Neither we nor the agent makes any representation that any publicly available information regarding iShares is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available information described in the preceding paragraph) that would affect the trading price of the Underlying Shares (and therefore the price of the Underlying Shares at the time we price the securities) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning iShares could affect the value received at maturity with respect to the securities and therefore the value of the securities.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Underlying Shares.

We and/or our affiliates may presently or from time to time engage in business with iShares. In the course of such business, we and/or our affiliates may acquire non-public information with respect to iShares, and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to the Underlying Shares. The statements in the preceding two sentences are not intended to affect the rights of investors in the securities under the securities laws. As a purchaser of the securities, you should undertake an independent investigation of iShares as in your judgment is appropriate to make an informed decision with respect to an investment linked to the Underlying Shares.

iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. (“BTC”). The securities are not sponsored, endorsed, sold, or promoted by BTC. BTC makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

MSCI China IndexSM. The MSCI China IndexSM is calculated, published and disseminated daily by MSCI. The MSCI China IndexSM is a free-float adjusted market capitalization weighted index that is designed to measure the performance of equity securities in the top 85% in market capitalization of the Chinese equity securities markets.

Supplemental Plan of Distribution; Conflicts of Interest

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the securities and will receive a fee from the Issuer or one of its affiliates that will not exceed $10 per $1,000 principal amount of securities, but will forgo any fees for sales to certain fiduciary accounts.

MS & Co. is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the securities. When MS & Co. prices this offering of securities, it will determine the economic terms of the securities such that for each security the estimated value on the Pricing Date will be no lower than the minimum level described in “Additional Terms Specific To The Securities” on page PS-2.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.